UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
October 20, 2008
Commission File Number: 000-29008
CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION

(Translation of registrant’s name into English)
Unit 1712-13, Tower 1, Admiralty Centre
No.18 Harcourt Road, Hong Kong

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☑ Form 20-F     ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes     ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):      n/a

China Technology Announces Annual Meeting of Shareholders
HONG KONG, October 20, 2008 — China Technology Development Group Corporation (Nasdaq: CTDC; “CTDC” or “the Company”), a provider of solar energy products and solutions in China focusing on a-Si thin film technology, today announced that, on October 17, 2008, the Company’s Board of Directors (the “Board”) convened a meeting attended by all members to approve the matters and business to be acted upon at the annual meeting of shareholders. The Board reviewed and unanimously agreed that the 2008 Annual General Meeting of the shareholders (the “Annual Meeting”) will be held on December 12, 2008, Hong Kong time (the “Meeting Date”) and the close of business on October 17, 2008, New York time, has been fixed as the record date for the Annual Meeting (the “Record Date”). The Board also reviewed and approved the notice of the Annual Meeting, proxy statement, form of proxy card and 2007 annual report (collectively, the “Proxy Materials”).
The Board expects to make the Proxy Materials available on the internet in accordance with the Notice and Access Rule adopted by the U.S. Securities and Exchange Commission (SEC) and mail to the shareholders as of the Record Date a Notice Regarding Internet Availability of Proxy Materials, which includes instructions on how to access the Proxy Materials via internet and how to vote at the Annual Meeting, on or about October 31, 2008. The printed copies of the Proxy Materials will be dispatched to the shareholders upon their request for a printed copy of the Proxy Materials.
A full version of the notice of Annual Meeting and proxy statement is attached as exhibit to this Form 6-K.
Exhibit 99.1 — Notice of 2008 AGM and Proxy Statement of CTDC
Exhibit 99.2 — Form of Proxy Card

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Technology Development Group Corporation
	By:	/s/ Alan Li
	Name:	Alan Li
	Title:	Chairman and Chief Executive Officer
Date: October 20, 2008

EXHIBIT INDEX

Exhibit No.	Description
99.1	Notice of 2008 AGM and Proxy Statement of CTDC
99.2	Form of Proxy Card